FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT
FORM 27 UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT
FORM 27 UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT
FORM 27 UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT
FORM 27 UNDER SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT
FORM 26 UNDER SECTION 76(2) OF THE NEWFOUNDLAND SECURITIES ACT
FORM 25 UNDER SECTION 84(1)(B) OF THE SASKATCHEWAN SECURITIES ACT
NATIONAL POLICY 40 MANITOBA/NEW BRUNSWICK
(INDIVIDUALLY, THE “ACT” AND COLLECTIVELY, THE “SECURITIES ACTS”)

MATERIAL CHANGE REPORT

Item 1:	Reporting Issuer State the full name and address of the principal office in Canada of the reporting issuer.

Bema Gold Corporation (“Bema” or the “Corporation”) Suite 3100, Three Bentall Centre, 595 Burrard Street Vancouver, B.C. V7X 1J1 Telephone: (604) 681-8371

Item 2:	Date of Material Change

May 26, 2004

Item 3:

Press Release

The Press Release was disseminated on May 26, 2004 to the Toronto Stock Exchange, the American Stock Exchange and the Alternative Investment Market of the London Stock Exchange as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4:

Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Bema Gold Corporation (TSX, AMEX-BGO, AIM-BAU) reports the results from a Preliminary Economic Assessment for the Kupol gold and silver project located in Chukotka, North Eastern Russia. All dollar figures are in United States dollars unless otherwise indicated.

Item 5:

Full Description of Material Change

Bema Gold Corporation (BGO-TSX, AMEX, BAU-AIM) is pleased to announce the results of a Preliminary Economic Assessment ("PEA") for the Kupol gold and silver project located in Chukotka, North Eastern Russia. The PEA indicates that the Kupol deposit can be developed as a high grade, low cost gold and silver mine with robust project economics. Bema currently holds a 30% interest, and has the right to earn up to a 75% interest, in the project from the Government of Chukotka, through cash payments and work requirements.

The PEA has been completed following one summer season of exploration at the Kupol Property, where Bema has identified a Preliminary Mineral Resource (see table 1) containing 1.8 million ounces of gold and 19 million ounces of silver (2.55 million tonnes at an average grade of 22.3 g/t gold and 232 g/t silver) in the indicated category and a further 4.2 million ounces of gold and 56 million ounces of silver in the inferred category. This PEA is the beginning of the planning process for conducting mining and milling operations at Kupol. While some parts of the PEA study including metallurgical design, logistics, plant and infrastructure are advanced well beyond what is required for a PEA, the study is based in part on inferred resources which therefore reverts it to a preliminary economic assessment under NI 43-101.

The PEA contemplates an initial 12 year mine life based on the drilling to date. The total preproduction capital cost is estimated at $280.1 million, which includes $221.3 million for construction of the plant facilities, tailings pond, owner's costs and pre-stripping, and $58.8 million in initial working capital as it is expected that all consumables and supplies required for a 12 month period will be purchased and shipped to site prior to start up. Open pit mine equipment, as well as an initial underground mining fleet, is assumed in the PEA to be arranged by way of a capital equipment lease at a total cost of $58.7 million.

The following tables outline the various production scenarios on a 100% basis (Bema owns 30% and has an option to acquire up to 75%), using a gold price of $375 per ounce and a silver price of $5.50 per ounce. Recoveries have been calculated at 93.5% for gold and 83% for silver.

Year 1-2 average from open pit mining:

Tonnes per day	Gold Grade g/t	Silver Grade g/t	Gold produced per year (ounces)	Silver produced per year (ounces)	Oper. cash cost/oz(1)	Total cash cost/oz(2)
3200	23.3	239	774,943	7,018,999	$39	$75

Year 1-5 average from a combination of open pit and underground mining:

Tonnes per day	Gold Grade g/t	Silver Grade g/t	Gold produced per year (ounces)	Silver produced per year (ounces)	Oper. cash cost/oz(1)	Total cash cost/oz(2
3200	16.9	189.7	582,860	5,788,619	$70	$106

Year 1-10 average from a combination of open pit and underground mining:

Tonnes per day	Gold Grade g/t	Silver Grade g/t	Gold produced per year (ounces)	Silver produced per year (ounces)	Oper. cash cost/oz(1)	Total cash cost/oz(2)
2900	14.8	179	470,243	5,030,315	$75	$111

(1)	Operating cash cost net of silver credits.
(2)	Total cash cost net of silver credits.

Using $375 gold and $5.50 silver Bema has calculated a preliminary, after tax, Net Present Value ("NPV") for Kupol at a 0% discount, of approximately $734 million for the life of mine. At a 5% discount the NPV has been calculated at approximately $472 million. Repayment of all pre-production capital is estimated at approximately 22 months.

The PEA includes inferred resources that have not yet been sufficiently drilled to have economic considerations applied to them to enable them to be categorized as reserves. Until there is additional drilling to upgrade the Inferred resources to reserves, there can be no certainty that the preliminary assessment will be realized. Tom Garagan, VP Exploration for Bema is the Qualified Person overseeing this PEA.

The PEA recommends a 4,300 tonne per day open pit operation for the first two years, processing 3,200 tonnes per day and stockpiling lower grade ore. From years 3 to 7 the mine is projected to continue to process 3,200 tonnes per day from a combination of open pit, underground mining and stockpile with daily throughput projected to decrease during years 8 to 12 to 2,200 tonnes per day from underground mining. The decrease in throughput in later years is due to the limitation within the current underground plan, which only includes the Big Bend and North Zone areas, plus the North extension zones. With further drilling, management feels that other areas will be able to be sufficiently defined to be included in the underground production plan. Bema is currently conducting trade-off studies, examining different combinations of open pit and underground mining which could maintain the daily throughput rate of 3,000 tonnes per day for the ultimate life of the mine. The result of the trade-off studies could also substantially reduce the projected capital expenditures for the project development.

A second phase exploration drilling program is now underway to determine the ultimate potential of the Kupol property. The program will utilize 7 rigs to drill 57,000 metres to infill the area defined in the Preliminary Mineral Resource and further test the Kupol vein structure to the north and at depth. The potential for this program is both to enhance the project economics and increase the ultimate mine life.

The PEA was prepared by an integrated engineering team which included Bema personnel and outside consultants.

Table 1

The following tables outline the Kupol indicated mineral resource and the inferred mineral resource at a 6 g/t gold cutoff. Due to wide drill spacing, a 10% metal loss was applied to the resource.

Indicated	Tonnes (000’s)	Gold (g/t)	Silver (g/t)	Gold Ounces (000’s)	Silver Ounces (000’s)
Big Bend zone	1,257	29.6	308	1,196	12,400
Kupol Vein, all zones	2,551	22.3	232	1,826	19,100

Inferred	Tonnes (000’s)	Gold (g/t)	Silver (g/t)	Gold Ounces (000’s)	Silver Ounces (000’s)
Big Bend zone	2,629	22.4	337	1,895	28,500
Kupol Vein, all zones	7,166	18.4	243	4,231	55,900

Item 6:

Reliance on Section 85(2)(BC) of the Securities Act (British Columbia) or Section 118(2) of the Securities Act (Alberta) or Section 84(2) of the Securities Act (Saskatchewan) or Section 75(3) of the Securities Act (Ontario) or Section 73 of the Securities Act (Quebec) or Section 81(3) of the Securities Act (Nova Scotia)

Not applicable.

Item 7:	Omitted Information Not applicable

Item 8:	Senior Officers The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, Vice-President, Administration, General Counsel and Secretary Suite 3100, Three Bentall Centre 595 Burrard Street Vancouver, B.C. V6E 4S3 Telephone: (604) 681-8371

Item 9:	Statement of Senior Officer The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia, this 31st day of May, 2004.

“Roger Richer”
Roger Richer, Vice President of Administration, General Counsel and Secretary

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION. [NOVA SCOTIA]

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQURIED TO BE FILED OR FURNISHED UNDER THE ACT OR THESE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE IS A MISREPRESENTATION. [SASK/NFLD]